UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SCIPLAY CORPORATION
(Name of Issuer)

Class A common stock, par value $.001 per share
(Title of Class of Securities)

809087109
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 809087109

1	NAMES OF REPORTING PERSONS
Scientific Games Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
103,547,021(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
103,547,021(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
103,547,021(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
80.9%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Represents 103,547,021 shares of Class B common stock, par value $.001 per share (the “Class B common stock”), of SciPlay Corporation (“SciPlay Corp”) beneficially owned by Scientific Games Corporation, and an equal number of common units in SciPlay Parent Company, LLC (“SciPlay Parent LLC”) beneficially owned by Scientific Games Corporation (the “LLC Interests”).

Pursuant to the Amended and Restated Operating Agreement of SciPlay Parent LLC dated as of May 2, 2019 (as amended, supplemented or otherwise modified from time to time, the “SciPlay Operating Agreement”), SG Social Holding Company, LLC and SG Social Holding Company I, LLC, each an indirect wholly-owned subsidiary of Scientific Games Corporation (together, the “Original Members”), may require SciPlay Parent LLC to redeem the LLC Interests for shares of Class A common stock, par value $.001 per share (the “Class A common stock”), of SciPlay Corp on a one-for-one basis or, at SciPlay Corp’s option, for a cash payment determined by reference to the arithmetic average of the volume weighted average market prices of one share of the Class A common stock over a specified period prior to the date of redemption for each LLC Interest redeemed. In lieu of such a redemption, SciPlay Corp has the right, at its option, to effect a direct exchange of shares of its Class A common stock and/or cash for the LLC Interests. Shares of Class B common stock will be cancelled for no other consideration on a one-for-one basis whenever the Original Members’s LLC Interests are so redeemed or exchanged. The foregoing redemption and/or exchange rights and obligations are referred to herein as the “Redemption / Exchange”.

On all matters submitted to a vote of SciPlay Corp stockholders (the “SciPlay Stockholders”), each share of Class B common stock entitles the holder thereof to ten votes per share (for so long as the number of shares of SciPlay Corp’s common stock beneficially owned by the Original Members and their affiliates represents at least 10% of SciPlay Corp’s outstanding shares of common stock and, thereafter, one vote per share), and each share of Class A common stock entitles the holder thereof to one vote per share. The Original Members own all outstanding shares of SciPlay Corp’s Class B common stock, which represents 97.7% of the combined voting power of both classes of SciPlay Corp’s outstanding common stock.

(2)
The calculation assumes that there is a total of 127,930,782 shares of Class A common stock outstanding, which is the sum of (i) the 24,383,761 shares of Class A common stock outstanding as of May 5, 2021, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on May 10, 2021, and (ii) the 103,547,021 shares of Class A common stock issuable upon the Redemption / Exchange of the LLC Interests beneficially owned by the Reporting Persons (as defined below).

1	NAMES OF REPORTING PERSONS
SG Gaming, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
103,547,021(3)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
103,547,021(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
103,547,021(3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
80.9%(4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(3)	Represents 103,547,021 shares of Class B common stock of SciPlay Corp beneficially owned by SG Gaming, Inc. and an equal number of LLC Interests beneficially owned by SG Gaming, Inc.

See Footnote 1 for additional information about the Redemption / Exchange and the voting rights of the Class B common stock.

(4)
The calculation assumes that there is a total of 127,930,782 shares of Class A common stock outstanding, which is the sum of (i) the 24,383,761 shares of Class A common stock outstanding as of May 5, 2021, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 10, 2021, and (ii) the 103,547,021 shares of Class A common stock issuable upon the Redemption / Exchange of the LLC Interests beneficially owned by the Reporting Persons (as defined below).

1	NAMES OF REPORTING PERSONS
SG Social Holding Company II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
103,547,021(5)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
103,547,021(5)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
103,547,021(5)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
80.9%(6)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(5)
Represents 103,547,021 shares of Class B common stock of SciPlay Corp beneficially owned by SG Social Holding Company II, LLC and an equal number of LLC Interests beneficially owned by SG Social Holding Company II, LLC.

See Footnote 1 for additional information about the Redemption / Exchange and the voting rights of the Class B common stock.

(6)
The calculation assumes that there is a total of 127,930,782 shares of Class A common stock outstanding, which is the sum of (i) the 24,383,761 shares of Class A common stock outstanding as of May 5, 2021, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 10, 2021, and (ii) the 103,547,021 shares of Class A common stock issuable upon the Redemption / Exchange of the LLC Interests beneficially owned by the Reporting Persons (as defined below).

1	NAMES OF REPORTING PERSONS
SG Social Holding Company I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
103,547,021(7)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
103,547,021(7)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
103,547,021(7)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
80.9%(8)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(7)
Represents 103,547,021 shares of Class B common stock of SciPlay Corp beneficially owned by SG Social Holding Company I, LLC and an equal number of LLC Interests beneficially owned by SG Social Holding Company I, LLC.

See Footnote 1 for additional information about the Redemption / Exchange and the voting rights of the Class B common stock.

(8)
The calculation assumes that there is a total of 127,930,782 shares of Class A common stock outstanding, which is the sum of (i) the 24,383,761 shares of Class A common stock outstanding as of May 5, 2021, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 10, 2021, and (ii) the 103,547,021 shares of Class A common stock issuable upon the Redemption / Exchange of the LLC Interests beneficially owned by the Reporting Persons (as defined below).

Item 1.

(a)	Name of Issuer SciPlay Corporation
(b)	Address of Issuer’s Principal Executive Offices 6601 Bermuda Road, Las Vegas, NV, 89119

Item 2.

(a)
Name of Person Filing
Scientific Games Corporation
SG Gaming, Inc.
SG Social Holding Company II, LLC
SG Social Holding Company I, LLC

This Schedule 13G is being filed on behalf of the following (each, a “Reporting Person” and, together, the “Reporting Persons”): Scientific Games Corporation (“SGC”), a Nevada corporation, SG Gaming, Inc., a Nevada corporation, SG Social Holding Company II, LLC, a Nevada limited liability company (“SG Holding II”), and SG Social Holding Company I, LLC, a Nevada limited liability company (“SG Holding I”).

SGC is the sole stockholder of SG Gaming, Inc., which is the sole member of SG Holding II, which is the sole member of SG Holding I, which is the sole member of SG Social Holding Company, LLC, a Nevada limited liability company (“SG Holding”).

On May 7, 2019, SciPlay Corp completed an initial public offering (“IPO”) of a minority interest in SciPlay Corp. Pursuant to the IPO, SG Holding I and SG Holding acquired and currently own all of the outstanding Class B common stock and an equal number of LLC Interests.

Pursuant to the SciPlay Operating Agreement, the Original Members may require SciPlay Parent LLC to redeem the LLC Interests for shares of Class A common stock on a one-for-one basis or, at SciPlay Corp’s option, for a cash payment determined by reference to the arithmetic average of the volume weighted average market prices of one share of the Class A common stock over a specified period prior to the date of redemption for each LLC Interest redeemed. In lieu of such a redemption, SciPlay Corp has the right, at its option, to effect a direct exchange of shares of its Class A common stock and/or cash for the LLC Interests. Shares of Class B common stock will be cancelled for no other consideration on a one-for-one basis whenever the Original Members’s LLC Interests are so redeemed or exchanged.

On all matters submitted to a vote of the SciPlay Stockholders, each share of Class B common stock entitles the holder thereof to ten votes per share (for so long as the number of shares of SciPlay Corp’s common stock beneficially owned by the Original Members and their affiliates represents at least 10% of SciPlay Corp’s outstanding shares of common stock and, thereafter, one vote per share), and each share of Class A common stock entitles the holder thereof to one vote per share. The Original Members own all outstanding shares of SciPlay Corp’s Class B common stock, which represents 97.7% of the combined voting power of both classes of SciPlay Corp’s outstanding common stock.

The Reporting Persons have entered into a Joint Filing Agreement, dated July 15, 2021, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

(b)
Address of Principal Business Office or, if none, Residence
Scientific Games Corporation - 6601 Bermuda Road, Las Vegas, NV, 89119
SG Gaming, Inc. - 6601 Bermuda Road, Las Vegas, NV, 89119
SG Social Holding Company II, LLC - 6601 Bermuda Road, Las Vegas, NV, 89119
SG Social Holding Company I, LLC - 6601 Bermuda Road, Las Vegas, NV, 89119

(c)	Citizenship Each Reporting Person – Nevada
(d)	Title of Class of Securities Class A common stock, par value $.001 per share
(e)	CUSIP Number 809087109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership

The following information is provided as of May 5, 2021: Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount beneficially owned:
SGC is the sole stockholder of SG Gaming, Inc., which is the sole member of SG Holding II, which is the sole member of SG Holding I, which is the sole member of SG Holding.

1.         Scientific Games Corporation
a.          Amount beneficially owned: 103,547,021
b.          Percent of class: 80.9%(9)
c.          Number of shares as to which the person has:
 i.         Sole power to vote or to direct the vote: 0
 ii.         Shared power to vote or to direct the vote: 103,547,021
 iii.        Sole power to dispose or to direct the disposition of: 0
 iv.        Shared power to dispose or to direct the disposition of: 103,547,021

2.         SG Gaming, Inc.
a.          Amount beneficially owned: 103,547,021
b.          Percent of class: 80.9%(9)
c.          Number of shares as to which the person has:
 i.          Sole power to vote or to direct the vote: 0
 ii.         Shared power to vote or to direct the vote: 103,547,021
 iii.        Sole power to dispose or to direct the disposition of: 0
 iv.        Shared power to dispose or to direct the disposition of: 103,547,021

3.         SG Social Holding Company II, LLC
a.          Amount beneficially owned: 103,547,021
b.          Percent of class: 80.9%(9)
c.          Number of shares as to which the person has:
 i.          Sole power to vote or to direct the vote: 0
 ii.         Shared power to vote or to direct the vote: 103,547,021
 iii.        Sole power to dispose or to direct the disposition of: 0
 iv.        Shared power to dispose or to direct the disposition of: 103,547,021

4.         SG Social Holding Company I, LLC
a.          Amount beneficially owned: 103,547,021
b.          Percent of class: 80.9%(9)
c.          Number of shares as to which the person has:
 i.          Sole power to vote or to direct the vote: 0
 ii.         Shared power to vote or to direct the vote: 103,547,021
 iii.        Sole power to dispose or to direct the disposition of: 0
 iv.        Shared power to dispose or to direct the disposition of: 103,547,021

(9)  The calculation assumes that there is a total of 127,930,782 shares of Class A common stock outstanding, which is the sum of (i) the 24,383,761 shares of Class A common stock outstanding as of May 5, 2021, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 10, 2021, and (ii) the 103,547,021 shares of Class A common stock issuable upon the Redemption / Exchange of the LLC Interests beneficially owned by the Reporting Persons.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 15, 2021

Scientific Games Corporation

By:	/s/ Michael C. Eklund
	Name:	Michael C. Eklund
	Title:	Executive Vice President, Chief Financial Officer, Treasurer and Corporate Secretary

SG Gaming, Inc.

By:	/s/ Michael C. Eklund
	Name:	Michael C. Eklund
	Title:	Treasurer and Secretary

SG Social Holding Company II, LLC

By:	/s/ Michael C. Eklund
	Name:	Michael C. Eklund
	Title:	Chief Financial Officer and Secretary

SG Social Holding Company I, LLC

By:	SG Social Holding Company II, LLC, its sole member

By:	/s/ Michael C. Eklund
	Name:	Michael C. Eklund
	Title:	Chief Financial Officer and Secretary

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: July 15, 2021

Scientific Games Corporation

By:	/s/ Michael C. Eklund
	Name:	Michael C. Eklund
	Title:	Executive Vice President, Chief Financial Officer, Treasurer and Corporate Secretary

SG Gaming, Inc.

By:	/s/ Michael C. Eklund
	Name:	Michael C. Eklund
	Title:	Treasurer and Secretary

SG Social Holding Company II, LLC

By:	/s/ Michael C. Eklund
	Name:	Michael C. Eklund
	Title:	Chief Financial Officer and Secretary

SG Social Holding Company I, LLC

By:	SG Social Holding Company II, LLC, its sole member

By:	/s/ Michael C. Eklund
	Name:	Michael C. Eklund
	Title:	Chief Financial Officer and Secretary